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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CARDIOVASCULAR SYSTEMS, INC.
(f/k/a REPLIDYNE, INC.)
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
141619106
(CUSIP Number)
February 25, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	141619106	13G	Page	2	of	9	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). James A. Silverman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5.	SOLE VOTING POWER

NUMBER OF		115,136

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		115,136

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	115,136

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	141619106	13G	Page	3	of	9	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). RRC Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		76,564

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,564

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,564

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	141619106	13G	Page	4	of	9	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). RRC Bio Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		76,564

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,564

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,564

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	141619106	13G	Page	5	of	9	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Risk Reward Capital Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		38,572

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		38,572

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,572

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	141619106	Page	6	of	9
Item 1.
(a) Name of Issuer: Cardiovascular Systems, Inc. (f/k/a Replidyne, Inc.) (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 651 Campus Drive, St. Paul, Minnesota 55112.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by James A. Silverman, RRC Management, LLC, RRC Bio Fund, L.P. and Risk Reward Capital Management, Inc., who are collectively referred to as the “Reporting Persons.” Mr. Silverman (the “Manager”) is the manager of RRC Management, LLC (“Capital”), which is the sole general partner of RRC Bio Fund, L.P. (the “Fund”). The Manager is also the president of Risk Reward Capital Management, Inc. (“Risk Reward”), which serves as investment adviser to a number of discretionary accounts. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
     (b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 217R Concord Avenue, Cambridge, MA 02138.
(c) Citizenship: Capital is a Delaware limited liability company. The Fund is a Delaware limited partnership. Risk Reward is a Delaware corporation. The Manager is a U.S. citizen.
(d) Title and Class of Securities: Common stock, $0.001 par value (“Common Stock”).
(e) CUSIP Number: 141619106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
In the aggregate, the Reporting Persons beneficially own 115,136 shares of the Common Stock of the Issuer, representing approximately 0.8% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Manager, as president of Risk Reward and as manager of Capital, the sole general partner of the Fund, beneficially owns 115,136 shares of Common Stock of the Issuer, representing approximately 0.8% of such class of securities; (ii) the Fund and Capital each beneficially own 76,564 shares of the Common Stock of the Issuer, representing approximately 0.5% of the class; and (iii) Risk Reward, as investment adviser for a number of discretionary accounts, beneficially owns 38,572 shares of Common Stock of the Issuer held by such discretionary accounts, representing approximately 0.3% of such class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 13,744,890 shares of Common Stock of the Issuer outstanding as of February 25, 2009, immediately after the business combination disclosed in the Issuer’s Form 8-K dated February 25, 2009 described below.

CUSIP No.	141619106	Page	7	of	9
As disclosed in the Form 8-K of the Issuer dated February 25, 2009, Replidyne, Inc., a Delaware corporation (“Replidyne”), completed its business combination with Cardiovascular Systems, Inc., a Minnesota corporation (“CSI-MN”), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of November 3, 2008, by and among Replidyne, Responder Merger Sub, Inc., a wholly-owned subsidiary of Replidyne (“Merger Sub”), and CSI-MN (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into CSI-MN, with CSI-MN continuing after the merger as the surviving corporation and a wholly owned subsidiary of Replidyne. At the effective time of the merger, Replidyne changed its name to Cardiovascular Systems, Inc. (“Issuer”) and CSI-MN changed its name to CSI Minnesota, Inc. Following the merger of Merger Sub with CSI-MN, CSI-MN (under the new name of CSI Minnesota, Inc.) merged with and into Issuer, with Issuer continuing after the merger as the surviving corporation. As a result of the business combination, in exchange for shares of Replidyne’s common stock held by the Reporting Persons, the Reporting Persons received the number of shares of the Issuer’s Common Stock disclosed on this filing.
The Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such Fund (as described above). Capital, as the sole general partner of the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund (as described above). Risk Reward, as manager of each of the separate discretionary accounts which holds shares of the Issuer’s Common Stock, has the power to vote and dispose of the shares held beneficially by Risk Reward (as described above). The Manager, by virtue of his position as manager of Capital and president of Risk Reward, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No.	141619106	Page	8	of	9

Item 10.	Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	141619106	Page	9	of	9
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 10, 2009

RRC BIO FUND, L.P.

By:	RRC Management, LLC General Partner

By:	/s/ James A. Silverman
James A. Silverman
Manager

RRC MANAGEMENT, LLC
By:	/s/ James A. Silverman
James A. Silverman
Manager

RISK REWARD CAPITAL MANAGEMENT, INC.
By:	/s/ James A. Silverman
James A. Silverman
President

/s/ James A. Silverman
James A. Silverman

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of March 10, 2009, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Cardiovascular Systems, Inc. (f/k/a Replidyne, Inc.) and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned. This Agreement expressly supersedes the Joint Filing Agreement dated February 10, 2009 among the certain of the parties hereto with respect to the filing of information required by Schedule 13G in relation to Common Stock of the Issuer.

RRC BIO FUND, L.P.

By:	RRC Management, LLC General Partner

By:	/s/ James A. Silverman
James A. Silverman
Manager

RRC MANAGEMENT, LLC
By:	/s/ James A. Silverman
James A. Silverman
Manager

RISK REWARD CAPITAL MANAGEMENT, INC.
By:	/s/ James A. Silverman
James A. Silverman
President

/s/ James A. Silverman
James A. Silverman